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                                    FORM 6-K
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             dated September 3, 2002


                         Commission File Number 1-15184


                                   SADIA S.A.
                    (Exact Name as Specified in its Charter)

                                       N/A
                       (Translation of Registrant's Name)

                            Rua Fortunato Ferraz, 659
                          Vila Anastacio, Sao Paulo, SP
                                05093-901 Brazil
               (Address of principal executive offices) (Zip code)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F    X       Form 40-F
                   -----               -----

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes                  No  X
            ----                ------

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

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                                   SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 3, 2002

                                    SADIA S.A.




                                    By:/s/ Luiz Gonzaga Murat Junior
                                       ---------------------------------------
                                       Name:   Luiz Gonzaga Murat Junior
                                       Title:     Chief Financial Officer


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                                INDEX OF EXHIBITS

EXHIBIT                               DESCRIPTION

  1                                   Gross Operating Revenue release for June
                                      2002

  2 Quarterly Financial Information periods ended June 30, 2002 and 2001 with Special Review Report of Independent Auditors

  3                                   Release July 31, 2002 of Second Quarter
                                      2002